Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-184381 of EverBank Financial Corp on Form S-1 of our report dated May 6, 2010 relating to the consolidated financial statements of Tygris Commercial Finance Group, Inc. and Subsidiaries (the “Company”) as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and the period January 22, 2008 (Date of Inception) through December 31, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition agreement and plan of merger the Company entered into in October 2009 and the closing of the merger transaction on February 5, 2010), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us as independent auditors under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

November 2, 2012